

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 3, 2010

Mr. Russell Ball
Executive Vice President and Chief Financial Officer
Newmont Mining Corporation
6363 South Fiddler's Green Circle
Greenwood Village, CO 80111

   Re: **Newmont Mining Corporation**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed February 25, 2010
      File No. 1-31240

Dear Mr. Ball:

   We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations, page 41

1. We note that one of your Business Excellence initiatives is to continue to improve your safety performance. We are unable to find any discussion addressing your efforts in this regard, other than the brief mention of your Midas mine in Nevada in Note 4 to your Consolidated Financial Statements and the composition of the Operations and Safety Committee of your board in your proxy statement. Please expand your disclosure to discuss your safety performance. Provide the safety statistics which you currently measure, such as the rates reported to the Mine Safety

and Health Administration and comparable statistics for other jurisdictions in which you operate. See also our comment below regarding your Strategic Objectives Bonus plan.

Engineering Comments

Proven and Probable Equity Reserves page 33

2. Please forward to our engineer, as supplemental information and not as part of your filing, your competent persons report *or* technical documentation for your Yanacocha operation in Peru which establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 and Rule 12b-4 of the Exchange Act. To minimize the transfer of paper, if possible please provide the requested information on a CD, formatted as Adobe PDF files. Provide the name and telephone number for a technical person whom our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please contact John E. Coleman, Mining Engineer, at (202) 551-3610.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 23

3. With respect to the comments on your executive compensation disclosure, please show us how you intend to comply with our comments in the future by providing us with draft disclosure based on information and data from 2009. We note that we identified a few of these issues previously in our letter to you dated August 21, 2007.

Base Salary, page 26

4. It appears from the Summary Compensation Table that salary amounts increased from 2008 to 2009. Please enhance your disclosure by explaining when the salaries were increased and by what amounts, and also state the current base salaries.

Corporate Performance Bonus, page 27

5. We note your disclosure that the capital expenditures metric focuses employees on
    efficient utilization of capital. Please describe how this metric is calculated.

Strategic Objectives Bonus, page 28

6. We note your summary of the key individual Strategic Objectives for each named
    executive officer, the amounts shown in the Bonus column of the Summary
    Compensation Table, and your disclosure that the compensation committee exercised
    its discretion to lower the Strategic Objectives Bonus for the named executive
    officers based on the late commencement of commercial production at the
    Boddington project in Australia and the number of workplace accidents during 2009.
    Please enhance your disclosure by quantifying the amount(s) by which the Bonus was
    lowered. Also, revise your disclosure to describe the specific contributions of
    individual executives considered by the compensation committee in its evaluation and
    determination of the bonus amount awarded to each named executive officer, based
    on the relevant facts and circumstances. In other words, disclose the committee's
    evaluation of "the Board's opinions regarding progress against goals" for each
    individual executive, or what the executive did to earn his respective bonus amount in
    2009. Refer to Item 402(b)(2)(vii) of Regulation S-K and comment 6 of our letter
    dated August 21, 2007.

7. To the extent that your incentive compensation, including the Strategic Objectives
    Bonus, is tied to workplace safety, please expand your disclosure to describe the
    matrix that you use to measure this factor and quantify the number of workplace
    accidents that took place in 2009.

Stock Option Awards, page 30

8. We note your disclosure that in April 2009 all of the named executive officers
    received at least the targeted amount of stock options, as well as additional options in
    recognition of high personal performance during 2008. Please disclose the specific
    aspects of each individual's performance that led to the committee's recognition of
    that individual's high personal performance. Refer to Item 402(b)(1)(v) of
    Regulation S-K and comment 10 of our letter dated August 21, 2007.

Post-Employment Compensation, page 32

9. We note your disclosure on page 33 that you adopted the Executive Change of
    Control Plan based on your recognition that the potential for a change of control can
    create uncertainty for employees that may result in loss or distraction for executives
    during a critical period. We note your statement that "[i]n the event of a Change of

Control, as defined in the Plan, and a qualifying termination of employment, the Named Executive Officers receive three times annual pay and other benefits." Please clarify here that you have some single-trigger provisions and some double-trigger provisions, as explained in more detail beginning on page 46, and explain the rationale for this approach. Refer to Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K and comment 11 of our letter dated August 21, 2007.

Executive Compensation Tables, page 39

2009 Grants of Plan-Based Awards Table, page 41

10. Please revise your disclosure to include in column (l) of your Grants of Plan-Based Awards Table the grant date fair value of each of the Financial Performance Stock Bonuses. Refer to Item 402(d)(2)(viii) and Instruction 8 to Item 402(d) of Regulation S-K.

Savings Equalization Plan, page 46

11. We note your disclosure that the Savings Equalization Plan permits a participant to allocate deferred compensation to various hypothetical investment alternatives (including a hypothetical investment in shares of company stock) selected by a committee of company representatives with the advice of professional investment managers. Please clarify, if true, that the participant is subject to the risk of a decline in his or her account if the hypothetical investments chosen decline in value.

12. Given that the Savings Equalization Plan does not require an actual investment of assets in the funds for which a participant's account is credited, please clarify, if true, that the participants' account balances under the Plan are unfunded general obligations of the company.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John E. Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, Norman Gholson, Staff Attorney, at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director